

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: **Johnson & Johnson**
Form 10-K for the Fiscal Year Ended January 1, 2012
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended April 1, 2012
Filed May 7, 2012
File No. 001-03215

Dear Mr. Caruso:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Annual Period Ended January 1, 2012
Exhibit 13

Results of Operations
Analysis of Consolidated Earnings Before Provisions for Taxes on Income, page 29

1. Please provide us proposed disclosure to be included in future periodic filings that quantifies the individual items that impact the changes for the three years presented. You state that the decrease in consolidated earnings was due to costs associated with product liability and litigation expense, the impact of the OTC and DePuy Hip recalls and the restructuring expense related to the Cardiovascular Care business and that it was also impacted by investment spending, the fee on branded pharmaceutical products incurred due to U.S. health

care reform and integration costs associated with the acquisition of Crucell. You should consider a tabular presentation. Please also apply this to other sections of the Results of Operations such as but not limited to: cost of products sold, selling, marketing and administrative expenses and research and development expenses.

Concentration of Credit Risk, page 32

2. You disclose that recent economic challenges in Italy, Spain, Greece and Portugal have impacted certain payment patterns. Please tell us the following information:
   - The amount of sales in 2011 and accounts receivable as of January 1, 2012 and April 1, 2012 by country from Italy, Spain, Greece and Portugal separately by amounts from/funded by each country's government;
   - The amount past due from each of those countries and the number days of past due separately by amounts from/funded by each country's government; and
   - The amount of allowance for doubtful accounts recognized at January 1, 2012 and April 1, 2012 related to these countries and why you believe the amounts to be adequate.

Note 1. Summary of Significant Accounting Policies
Research and Development, page 43

3. During our review of your Form 10-K for the Fiscal Year Ended January 2, 2011 in your response dated May 27, 2011, you stated that you would enhance your disclosure to clarify that no individual research and development investment is material to your consolidated operating results, for as long as that remains the case. If this is still the case, please confirm this and provide us proposed disclosure to be included in future periodic filings that clarifies this fact.

Income Taxes, page 43

4. During the prior SEC staff review of your Form 10-K for the Fiscal Year Ended January 2, 2011 you provided us proposed disclosure to include in future filings which addressed the disclosure required under ASC 740-30-50-2c. Please confirm that you will include disclosure in future filings which discloses the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries or state that the determination of the liability amount is not practicable.

Form 10-Q for the Quarterly Period ended April 1, 2012
RISPERDAL®, page 19

5. You disclose on page 20 of your filing that you did not establish an accrual for the verdicts against you in the RISPERDAL® trials with the State of Arkansas, the State of South Carolina and the State of Louisiana. The verdicts were approximately $1.2 billion, $327.1 million and $330.7 million, respectively. Please tell us how, given that this was the third state judgment against you, there are ongoing settlement discussion with the federal government regarding the off-label promotion of this drug and your settlement with the State of Texas,

you determined that the potential for an unfavorable outcome is not probable. Specifically address why you believe it is probable that the verdicts will be overturned.

6. You disclose "In 2011, the Company established an accrual with respect to the above state matters." Please provide us proposed disclosure to be included in future periodic filings that clarifies which state matters this disclosure refers to since several matters state that no accrual has been made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant